Exhibit 99.1

Globavend’s Outstanding Zero Price Exercise Warrants Have Been Fully Exercised

Investors From June $15 Million Public Offering Exercised All Outstanding Series B Warrants

PERTH, AUSTRALIA, July 24, 2025 (GLOBE NEWSWIRE) -- Globavend Holdings Limited (“Globavend” or the “Company”) (NASDAQ: GVH), an emerging e-commerce logistics provider, today announced that all outstanding Series B Warrants, which contain a “zero price exercise” option, have been fully exercised. These warrants were issued in connection with a public offering that closed on June 27, 2025. As part of that transaction, the Company entered into a securities purchase agreement with certain investors signatory thereto (the “Securities Purchase Agreement”) related to the public offering of $15 million.

Frank Yau, Globavend’s CEO commented, “We are pleased that all of the Series B Warrants issued pursuant to the Securities Purchase Agreement have been exercised. The June offering has contributed $15 million in gross proceeds to our balance sheet, which helps strengthen our balance sheet. We believe that the exercise of the Series B Warrants via the ‘zero price exercise’ option simplifies our capital structure, improves our trading liquidity and enhances our public float.”

About Globavend Holdings Limited

Globavend Holdings Limited, an emerging e-commerce logistics provider, offers end-to-end logistics solutions in Hong Kong, Australia, and New Zealand. The Company primarily serves enterprise customers, including e-commerce merchants and operators of e-commerce platforms, facilitating business-to-consumer (B2C) transactions. As an e-commerce logistics provider, Globavend delivers integrated cross-border logistics services from Hong Kong to Australia and New Zealand. It provides customers with a comprehensive solution, encompassing pre-carriage parcel drop-off, parcel consolidation, air-freight forwarding, customs clearance, on-carriage parcel transportation, and final delivery.

Forward-Looking Statements

This press release may contain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on the beliefs and assumptions and on information currently available to management of the Company. All statements other than statements of historical fact contained in this press release are forward-looking statements, including statements regarding the improvement of the liquidity of our ordinary shares, the positive change in our public float and the strengthening of our balance sheet. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties related to global economic or market conditions, changes in our operating plans or funding requirements, changes in customer demands, changes to our supplier relationships, changes in the availability of labor and other employment needs, changes in the price of necessary expenses required to operate our business and the risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended September 30, 2024, and subsequent reports that the Company files with the SEC. Forward-looking statements represent the Company’s beliefs and assumptions only as of the date of this press release. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, the Company assumes no obligation to publicly update any forward-looking statements for any reason after the date of this press release to conform any of the forward-looking statements to actual results or to changes in its expectations.

Company Info:

Globavend Holdings Limited

Wai Yiu Yau, Chairman and CEO

project@globavend.com 61 8 6141 3263